Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

February 5, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 47,542,397

WESTERN WIND ENERGY NAMED AS PART OF 2010 TSX VENTURE 50

February 5, 2010 Western Wind Energy Corp – The TSX Venture Exchange today announced that WESTERN WIND ENERGY CORP. has been named as one of the TSX Venture 50, a ranking of strong performers listed on TSX Venture Exchange. TSX Venture 50 is comprised of 10 emerging companies in five industry sectors that have been identified as leaders in Canada’s public venture market.

“It is an honour to be named as part of this year’s TSX Venture 50,” said Jeffrey Ciachurski. “Our listing on the TSX Venture Exchange has provided us with the ideal environment to meet our growth goals and objectives.”

The 2010 TSX Venture 50 were selected based on four equally weighted criteria that include return on investment, trading, analyst coverage and market capitalization growth in Cleantech, Diversified Industries, Mining, Oil & Gas and Technology and Life Sciences sectors.

“We are pleased to celebrate the 2010 TSX Venture 50,” said John McCoach, President, TSX

Venture Exchange. “These outstanding companies are proven leaders in their respective sectors and we are proud to have them listed on TSX Venture Exchange. We wish them all continued success.”

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”